The information in this Preliminary Pricing Supplement is not complete and may be changed. We may not sell these notes until the Pricing Supplement is delivered in final form. We are not selling these notes, nor are we soliciting offers to buy these notes, in any State where such offer or sale is not permitted.
Subject to Completion Dated June 10, 2021
Filed Pursuant to Rule 424(b)(2) Registration No. 333-228614 (To Prospectus dated December 26, 2018 and Prospectus Supplement dated November 19, 2020)

$__________________
Callable Fixed-to-Collared Floating Rate Notes Linked to the Difference Between the 30-Year and the 5-Year U.S. Dollar ICE Swap Rates, due June [16], 2036
•	The notes are unsecured unsubordinated debt securities issued by The Bank of Nova Scotia (“BNS”). All payments and the return of the principal amount on the notes are subject to our credit risk.
•
The notes are expected to price on June [14], 2021. The notes will mature on June [16], 2036. At maturity, if the notes have not been previously redeemed, you will receive a cash payment equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest.

•	Interest will be paid on March [16], June [16], September [16] and December [16] of each year, commencing on September [16], 2021, with the final interest payment date occurring on the maturity date.
•	The notes will accrue interest at the following rates, calculated using the day count fraction specified under “Summary of Terms” herein:
o	Year 1: 5.00% per annum; and
o
Years 2-15: at a rate per annum equal to the product of (a) 5.30 and (b) the amount by which the 30-Year U.S. Dollar ICE Swap Rate (which we refer to as “CMS30”) exceeds the 5-Year U.S. Dollar ICE Swap Rate (which we refer to as “CMS5”) on the applicable interest determination date, expressed as a percentage (such amount, which may be negative, the “spread differential”), subject to an interest cap of 9.00% per annum and an interest floor of 0.00% per annum.

•
We have the right to redeem the notes, in whole but not in part, on June [16], 2022 and on each subsequent interest payment date prior to the maturity date. The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest.

•	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000 in excess thereof.
•	The notes will not be listed on any securities exchange.
•	The CUSIP number for the notes is 064159X92.
The initial estimated value of the notes as of the pricing date is expected to be between $900.00 and $930.00 per $1,000 principal amount, which is less than the public offering price listed below. See “Additional Information Regarding Estimated Value of the Notes” on the following page and “Risk Factors” beginning on page PS-5 of this document for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
	Per Note	Total
Public Offering Price(1)	100.00%	$
Underwriting Discount(1)(2)	2.575%	$
Proceeds (before expenses) to BNS	97.425%	$
(1)
Certain dealers who purchase the notes for sale to certain fee-based advisory accounts and/or eligible institutional investors may forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the notes in these accounts and/or for an eligible institutional investor may be as low as $974.25 (97.425%) per $1,000 in principal amount of the notes. See “Supplemental Plan of Distribution—Conflicts of Interest” herein.

(2)
Scotia Capital (USA) Inc. (“SCUSA”), our affiliate, will purchase the notes at the principal amount and, as part of the distribution of the notes, will sell the notes to BofA Securities, Inc. (“BofAS”) at a discount of $25.75 (2.575%) per $1,000 principal amount of the notes. BofAS may pay varying selling concessions of up to $25.75 (2.575%) in connection with the distribution of the notes to other registered broker-dealers.

The notes are unsubordinated and unsecured obligations of BNS and are subject to investment risks including possible loss of the principal amount invested due to the credit risk of BNS. Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-5 herein and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement.
Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
The notes are not insured by the Canada Deposit Insurance Corporation (“CDIC”) pursuant to the Canada Deposit Insurance Corporation Act (Canada) (“CDIC Act”), the United States Federal Deposit Insurance Corporation (“FDIC”), or any other governmental agency of Canada, the United States or any other jurisdiction.

We will deliver the notes in book-entry form only through The Depository Trust Company on the Issue Date against payment in immediately available funds.

Prospectus Supplement dated November 19, 2020
Prospectus dated December 26, 2018

Scotia Capital (USA) Inc.	BofA Securities

Additional Information Regarding Estimated Value of the Notes
On the cover page of this pricing supplement, we have provided the initial estimated value range for the notes. This range of initial estimated values was determined by reference to our internal pricing models, which take into consideration certain factors, such as our internal funding rate on the pricing date and our assumptions about market parameters. For more information about the initial estimated value, see “Risk Factors — Valuation- and Market-Related Risks” beginning on page PS-9.
The economic terms of the notes are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of similar market-linked notes, the underwriting discount and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed rate debt securities as discussed further under “Risk Factors — Valuation- and Market-Related Risks — Our initial estimated value is not determined by reference to credit spreads or the borrowing rate we would pay for our conventional fixed-rate debt securities”. Our use of our internal funding rate reduces the economic terms of the notes to you. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.
At their discretion, for a short, undetermined initial period after the issuance of the notes, BofAS or any of its affiliates may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. For additional information regarding the price at which BofAS or any of its affiliates would buy or sell your notes (if any such entity makes a market, which it is not obligated to do), see “Risk Factors — Valuation- and Market-Related Risks”.
We urge you to read the “Risk Factors” beginning on page PS-5 of this document.

SUMMARY OF TERMS
This document supplements the terms and conditions in the prospectus, dated December 26, 2018, as supplemented by the prospectus supplement, dated November 19, 2020 (together with all documents incorporated by reference, the “prospectus”), and should be read with the prospectus.

• Issuer:	The Bank of Nova Scotia (“BNS”)
• Issue:	Senior Note Program, Series A
• Title of the Notes:	Callable Fixed-to-Collared Floating Rate Notes Linked to the Difference Between the 30-Year and the 5-Year U.S. Dollar ICE Swap Rates, due June [16], 2036
• Aggregate Principal Amount Initially Being Issued:	$________________
• Pricing Date:	June [14], 2021
• Issue Date:	June [16], 2021 (to be determined on the pricing date and expected to be the 2nd business day after the pricing date)
• Maturity Date:	June [16], 2036, if not previously redeemed (to be determined on the pricing date)
• CUSIP/ISIN:	064159X92 / US064159X923
• Minimum Denominations:	$1,000 and multiples of $1,000 in excess thereof
• Principal Amount:	$1,000 per note
• Issue Price:	100%
• Currency:	U.S. Dollars
• Ranking:	Unsecured and unsubordinated
• Day Count Fraction:	30/360
• Optional Early Redemption:
We have the right to redeem the notes, in whole but not in part, on June [16], 2022, and on each subsequent interest payment date prior to the maturity date. The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest. In order to call the notes, we will give notice at least ten calendar days, but not more than 60 calendar days, before the applicable interest payment date (such date, the specified “early redemption date”).

• Interest Periods:
Quarterly. Each interest period (other than the first interest period, which will begin on the issue date) will begin on and include an interest payment date and will extend to but exclude the next succeeding interest payment date (or the maturity date, as applicable), in each case, without any adjustment in the event an interest payment date is postponed.

• Interest Payment Dates:	March [16], June [16], September [16] and December [16] of each year, commencing on September [16], 2021, with the final interest payment date occurring on the maturity date.
• Interest Rate:
The notes will accrue interest at the fixed interest rate for the first four quarterly interest periods (such period, the “fixed interest period”) and thereafter at the floating interest rate, subject to the interest floor and interest cap (such period, the “floating interest period”). In no event will the interest rate applicable to any interest period during the floating interest period be greater than the interest cap or less than the interest floor. Because the interest floor is 0.00%, you may not receive any interest payments during the floating interest period.

• Fixed Interest Rate:	5.00% per annum
• Floating Interest Rate:
A rate per annum equal to the product of (a) 5.30 and (b) the amount by which CMS30 exceeds CMS5 on the applicable interest determination date, expressed as a percentage (such amount, which may be negative, the “spread differential”), subject to the interest floor and interest cap.

• CMS30 and CMS5:
“CMS30” means, as of any interest determination date, the 30-Year U.S. Dollar ICE Swap Rate, expressed as a percentage, as displayed on Reuters page “ICESWAP1” (or any successor service or page, as determined by the calculation agent) as of 11:00 a.m., New York City time, on such interest determination date.
“CMS5” means, as of any interest determination date, the 5-Year U.S. Dollar ICE Swap Rate, expressed as a percentage, as displayed on Reuters page “ICESWAP1” (or any successor service or page, as determined by the calculation agent) as of 11:00 a.m., New York City time, on such interest determination date.
For additional information about CMS30 and CMS5 (each, a “floating reference rate” and together the “floating reference rates”), please see the section in this document entitled “Information About the Floating Reference Rates.”
If a Floating Reference Rate is discontinued prior to the maturity of the Notes, then the fallback provisions described herein under “Information About the Floating Reference Rates — Discontinuance of a Floating Reference Rate” will apply.

• Interest Determination Dates:	For each interest payment date during the floating interest period, two business days (as defined below) prior to the applicable interest reset date.
• Interest Reset Dates:	For each interest payment date during the floating interest period, the previous interest payment date.
• Interest Cap:	9.00% per annum
• Interest Floor:	0.00% per annum
• Business Days:
If any interest payment date, any early redemption date, or the maturity date occurs on a day that is not a business day in New York, New York or Toronto, Ontario, then that interest payment will be postponed until the next day that is a business day in New York, New York and Toronto, Ontario. No additional interest will accrue on the notes as a result of such postponement, and no adjustment will be made to the length of the relevant interest period.

• Repayment at Option of Holder:	None
• Record Dates for Interest Payments:	As set forth in the prospectus supplement, in the section “Description of the Notes—Interest.”
• Listing:	The notes will not be listed on any securities exchange.
• Use of Proceeds:
We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the accompanying prospectus supplement under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the notes.

• Status:
The notes will constitute direct, unsubordinated and unsecured obligations of BNS ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of BNS from time to time outstanding (except as otherwise prescribed by law). Holders will not have the benefit of any insurance under the provisions of the CDIC Act, the U.S. Federal Deposit Insurance Act or under any other deposit insurance regime of any jurisdiction.

• Calculation Agent:
Scotia Capital Inc.
The calculation agent will make all determinations regarding the floating interest rate and the amount payable on your notes. All determinations made by the calculation agent shall be made in its sole discretion and, absent manifest error, will be final and binding on you and us, without any liability on the part of the calculation agent. We may change the calculation agent for your notes at any time without notice and the calculation agent may resign as calculation agent at any time upon 60 days’ written notice to BNS.

• Agent(s):
BofAS and SCUSA or one or more of their respective affiliates will act as our agent(s) in connection with the offering of the notes. None of the agent(s) is your fiduciary or advisor solely as a result of the making of any offering of the notes, and you should not rely upon this document, the accompanying prospectus supplement or prospectus as investment advice or a recommendation to purchase the notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” herein.

• Canadian Bail-in Powers:	The notes are not bail-inable debt securities (as defined in the accompanying prospectus) under the CDIC Act.
Certain capitalized terms used and not defined in this document have the meanings ascribed to them in the prospectus. Unless otherwise indicated or unless the context requires otherwise, all references herein to “we,” “us,” “our,” or similar references are to The Bank of Nova Scotia.

RISK FACTORS
Your investment in the notes entails significant risks, many of which differ from those of a conventional fixed-rate debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below and under “Risk Factors” beginning on S-2 of the accompanying prospectus supplement, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.
Structure- and Credit-Related Risks
The notes are subject to our early redemption. We may redeem the notes, in whole but not in part, on any interest payment date on or after June [16], 2022 and prior to the maturity date. If you intend to purchase the notes, you must be willing to have your notes redeemed as early as that date. We are generally more likely to elect to redeem the notes during periods when the interest accruing on the notes is greater than that which we would pay on our other interest bearing debt securities having a maturity comparable to the remaining term of the notes. No further payments will be made on the notes after they have been redeemed.
If we redeem the notes prior to the maturity date, you may not be able to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the notes would have been if they had not been redeemed, or that has a similar level of risk. Even if you are able to reinvest your proceeds in such an investment, you may incur distribution fees or other transaction fees that are built in to such investment.
The notes are subject to interest rate risk and may be more risky than an investment in notes with a shorter term. The notes have a term of 15 years, subject to our right to redeem the notes as set forth herein. By purchasing notes with a relatively longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if short-term interest rates (such as CMS5) begin to rise relative to long-term interest rates (such as CMS30), because the likelihood that we will redeem your notes will decrease and the interest rate on the notes may be less than the amount of interest you could earn on other investments with a similar level of risk available at that time. If you tried to sell your notes at such time, their value in any secondary market transaction would also be adversely affected. In addition, if CMS5 were to rise while CMS30 were falling during the floating interest period, the floating interest rate might fall and may be as low as the interest floor, which is 0.00%, and will result in no interest payment for the corresponding interest period. See “—The interest payable on the notes during the floating interest period will depend on the spread differential and a variety of other factors and may be below market interest rates” below.
Because the notes accrue interest at a fixed rate during the fixed interest period, the interest payable on the notes during the fixed interest period may be below market interest rates. Because the interest payable on the notes during the fixed interest period accrues at a fixed rate, there can be no guarantee that the interest you will receive on one or more of the interest payment dates during the fixed interest period will be equal to or greater than market interest rates on such dates. We have no control over a number of factors that may affect market interest rates, including geopolitical conditions and economic, financial, political, regulatory, judicial and other events that affect markets generally that are important in determining the existence, magnitude and longevity of these risks and their results. You should have a view as to the fixed interest rate relative to market interest rates before investing, and be willing to forgo market interest rates during the fixed interest period.

The interest payable on the notes during the floating interest period is limited by the interest cap. After the first four quarterly interest periods, the interest rate applicable to any interest period will be variable and will not be greater than the interest cap. Accordingly, because the interest cap is 9.00%, you will not benefit from any spread differential that is greater than approximately 1.6981%.
The interest payable on the notes during the floating interest period will depend on the spread differential and a variety of other factors and may be below market interest rates and, in some circumstances, may be as low as zero. The interest payable on the notes during the floating interest period will depend on the spread differential, which will be determined as of the relevant interest determination date and calculated as (a) CMS30 minus (b) CMS5. Accordingly, there will be significant risks not associated with a conventional, fixed-rate debt security and the interest paid on the notes during the floating interest period may be lower than market interest rates. These risks include the risk that fluctuations of the floating reference rates during the floating interest period will cause the spread differential to decrease and the associated risk that the floating interest rate will be as low as the interest floor. The spread differential must be positive in order for the floating interest rate applicable to any interest period in the floating interest period to be greater than the interest floor of 0.00%. The amount of interest you accrue on the notes during the floating interest period may therefore decrease even if either or both of the floating reference rates increase. Under these circumstances, particularly if short term interest rates rise significantly relative to long term interest rates, the floating interest rate during the floating interest period may be equal to the interest floor of 0.00% per annum. If the floating interest rate for any interest period during the floating interest period is equal to the interest floor, you will not receive any interest payment for that interest period. You may receive no interest payments at all during the floating interest period, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
You should consider, among other things, the overall potential interest payments payable on the notes as compared to that of our or other similar debt securities of a comparable maturity. Therefore, the floating reference rates, the floating interest rate and the value of, and interest payable on, the notes, may be volatile and will be affected by a number of factors. Each floating reference rate, and therefore, the floating interest rate and the value of the notes, is subject to volatility due to a variety of factors, including but not limited to:
•	interest and yield rates in the market;
•	changes in, or perceptions about, each floating reference rate;
•	regulatory developments with respect to the floating reference rates;
•	general economic conditions;
•	policies of the U.S. Federal Reserve Board and other central banks regarding interest rates;
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	inflation and expectations concerning inflation;
•	performance of capital markets;
•
geopolitical conditions and economic, financial, political, regulatory, judicial, military, public health or other events that affect markets generally and that may affect the floating reference rates; and

•	the time remaining to the maturity of the notes.
The impact of any of the factors set forth above may enhance or offset some or all of the changes resulting from another factor or factors. A lower spread differential will result in the floating interest rate decreasing, but in no case will the floating interest rate be less than the interest floor or greater than the interest cap.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our unsecured unsubordinated debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. All payments on the notes depend on our ability to satisfy our obligations as they come due. As a result, our actual and perceived creditworthiness of BNS may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes.
In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in the spread between the yield on our securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.
The COVID-19 Virus may Have an Adverse Impact on BNS. On March 11, 2020, the World Health Organization declared the outbreak of a strain of novel coronavirus disease, COVID-19, a global pandemic. Governments in affected areas have imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. The spread of COVID-19 has had disruptive effects in countries in which BNS operates and the global economy more widely, as well as causing increased volatility and declines in financial markets. COVID-19 has materially impacted and continues to materially impact the markets in which BNS operates. If the pandemic is prolonged, or further diseases emerge that give rise to similar effects, the adverse impact on the global economy could deepen and result in further declines in financial markets. A substantial amount of BNS’ business involves making loans or otherwise committing resources to specific companies, industries or countries. The COVID-19 pandemic’s impact on such borrowers, industries and countries could have a material adverse effect on BNS’ financial results, businesses, financial condition or liquidity. The COVID-19 pandemic may also result in disruption to BNS’ key suppliers of goods and services and result in increased unavailability of staff adversely impacting the quality and continuity of service to customers and the reputation of BNS. As a result, the business, results of operations, corporate reputation and financial condition of BNS could be adversely impacted for a substantial period of time.
Floating Reference Rate-Related Risks
Since August 2019, each of the floating reference rates has not been published on a significant number of scheduled publication days. If either of the floating reference rates is not published, the applicable rate(s) will be determined by the calculation agent. Since August 2019, ICE Benchmark Administration Limited (“ICE”) has not published the CMS30 and CMS5 on a significant number of scheduled publication days. Beginning in 2019, ICE requested feedback from, and consulted with, market participants to discuss potential changes to its methodology for calculating CMS rates (including each floating reference rate). Following the conclusion of that process, ICE announced that, effective May 29, 2020, it would update its methodology for calculating CMS rates in a manner it expects will reduce the number of days for which a CMS rate (such as each floating reference rate) is not published. There is no guarantee that, even with these changes, each floating reference rate will be published on any interest determination date and it is possible that such non-publication events may continue. If, with respect to any interest determination date, a floating reference rate is not available on the applicable screen at the relevant time, then the applicable rate will be determined by the calculation agent, as discussed further under “Information About the Floating Reference Rates — Unavailability of a Floating Reference Rate” herein. In such a circumstance, the calculation agent will have significant discretion in determining the interest payable on the notes and the related interest payments may be materially less than they would have been had CMS30 and/or CMS5, as applicable, been available on the relevant interest determination date.
Regulatory investigations regarding the potential manipulation of the floating reference rates may adversely affect the value of the notes. It has been reported that the U.K. Financial Conduct Authority (“FCA”) and the Commodity Futures Trading Commission (the “CFTC”) are working together to investigate the potential manipulation of the floating reference rates. If such manipulation occurred, it may have resulted in the floating reference rates being artificially lower (or higher) than such rate would otherwise have been. It is not possible to predict the further effect of any changes or reforms affecting the floating reference rates may result in a sudden or prolonged increase or decrease in the reported applicable rate, which may have an adverse impact on the amount of interest payable on, and the market value of, the notes.
Each floating reference rate is currently based on a hypothetical interest rate swap referencing 3-Month USD LIBOR. Uncertainty and changes with respect to the floating reference rates and to LIBOR may adversely affect the floating reference rates and the amount payable on, and the value of, your notes. As discussed further under “Information About the Floating Reference Rates” herein, CMS30 means, as of any interest determination date, the rate for U.S. dollar swaps with a maturity of 30 years commencing as of such interest determination date and CMS5 means, as of any interest determination date, the rate for U.S. dollar swaps with a maturity of 5 years commencing as of such interest determination date. An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to the 3-month USD London Interbank Offered Rate (“LIBOR”) for that same maturity. As a result, each floating reference rate is significantly affected by actual or anticipated changes in the level of 3-month USD LIBOR and there can be no assurance that the floating reference rates will continue in their current form throughout the term of the Notes.
Various interest rates and other indices that are deemed to be “benchmarks”, including LIBOR, are the subject of recent national, international and other regulatory guidance and proposals for reform. Some of these reforms are already effective, including the EU Benchmark Regulation (Regulation (EU) 2016/1011) (the “Benchmarks Regulation”), which compliance date was January 1, 2018, while others are still to be implemented. These reforms and other pressures may cause LIBOR to disappear entirely, to perform differently than in the past (as a result of a change in methodology or otherwise), create disincentives for market participants to continue to administer or contribute to LIBOR or have other consequences that cannot be predicted. On July 27, 2017, the Chief Executive of the FCA, which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. On March 5, 2021, ICE and the FCA announced that all LIBOR settings will either cease to be provided by any benchmark administrator, or no longer be representative immediately after December 31, 2021 for all GBP, EUR, CHF and JPY LIBOR and for one-week and two-month USD LIBOR tenors, and immediately after June 30, 2023 for the remaining USD LIBOR tenors.

It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR, whether LIBOR rates will cease to be published or supported before these dates or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. It is also impossible to predict the impact of any LIBOR-related developments on the method of calculation or the values of CMS rates (including the floating reference rates). Any changes to, or the discontinuance or non-representativeness of, 3-month U.S. dollar LIBOR or the calculation of CMS rates (including the floating reference rates) and any uncertainty as to what these changes may be, may adversely affect CMS rates (including the floating reference rates) in a way that adversely affects the market value of, and the amount of interest payable on, your notes.
The floating reference rates may be discontinued and any successor rate may not be a suitable replacement. As discussed elsewhere in this pricing supplement, USD LIBOR for the tenors underlying the floating reference rates will cease to be published after June 30, 2023. It is possible that, following such event —and possibly beforehand — publication of the floating reference rates will be discontinued. In that circumstance, the calculation agent will have discretion to select a successor rate (as described below under “Information About the Floating Reference Rates—Discontinuance of a Floating Reference Rate”). There can be no assurance that the characteristics of any successor rates selected by the calculation agent will be a suitable replacement for the floating reference rates. In selecting successor rates, the calculation agent will select the rate it determines is most likely to produce the economic equivalent of the floating reference rates, but any successor rates may perform differently than the floating reference rates and could adversely affect the market value of, and the amount of interest payable on, your notes.
Historical levels of the floating reference rates do not guarantee future levels; the applicable spread differential will be determined solely on the applicable interest determination date. Historical levels of the floating reference rates do not guarantee future levels of such rates. It is not possible to predict whether the floating reference rates will rise or fall during the term of the notes. Similarly, any historical relationship between the floating reference rates does not guarantee any future correlation. It is not possible to predict how the floating reference rates will behave relative to each other during the term of the notes.
Because the spread differential for any interest period during the floating interest period will be determined solely as of the applicable interest determination date, the floating reference rates for any such interest period will not be considered on any other dates during the term of the notes. Therefore, even if the spread differential as of any day that is not the interest determination date for the applicable interest period during the floating interest period is higher than spread differential as of such interest determination date, the amount of interest on the corresponding interest payment date will not take into account that higher spread differential.
Valuation- and Market-Related Risks
Our initial estimated value of the notes at the time of pricing will be lower than the public offering price of the notes. Our initial estimated value of the notes is only an estimate. The public offering price of the notes will exceed our initial estimated value because it includes costs associated with selling and structuring the notes, as well as hedging our obligations under the notes.
Our estimated value of the notes at any time is not determined by reference to credit spreads or the borrowing rate we would pay for our conventional fixed-rate debt securities. Our initial estimated value of the notes at any time is determined by reference to our internal funding rate. The internal funding rate used in the determination of the estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for our conventional fixed-rate debt securities. This discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities were to be used, we would expect the economic terms of the notes to be more favorable to you. Consequently, the use of an internal funding rate for the notes increases the estimated value of the notes at any time and has an adverse effect on the economic terms of the notes.
Our initial estimated value of the notes does not represent future values of the notes and may differ from others’ (including BofAS’ and SCUSA’s) estimates. Our initial estimated value of the notes is determined by reference to our internal pricing models when the terms of the notes are set. These pricing models consider certain factors, such as our internal funding rate on the pricing date, the expected term of the notes, market conditions and other relevant factors existing at that time, and our assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions (including the pricing models and assumptions used by BofAS and SCUSA) could provide valuations for the notes that are different, and perhaps materially lower, from our initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any of our assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, the performance of the floating reference rates, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways. Our initial estimated value does not represent a minimum price at which we or any agents would be willing to buy your notes in any secondary market (if any exists) at any time.
Our initial estimated value is not determined by reference to credit spreads or the borrowing rate we would pay for our conventional fixed-rate debt securities. The internal funding rate used in the determination of our initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for our conventional fixed-rate debt securities. If we were to use the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for the notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the pricing date, and the price at which you may be able to sell the notes in any secondary market.
We have included in the terms of the notes the costs of developing, hedging, and distributing them, and the price, if any, at which you may sell the notes in any secondary market transactions will likely be lower than the public offering price due to, among other things, the inclusion of these costs. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with developing, hedging, and offering the notes.
Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which the agent(s) or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the price that you paid for them. This is due to, among other things, the inclusion of these costs, and the costs of unwinding any related hedging.
The quoted price of any of our affiliates for the notes could be higher or lower than the price that you paid for them.

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.
The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that one or more of BofAS or its affiliates will act as a market-maker for the notes, but none of BofAS nor any of its affiliates is required to do so. BofAS and its affiliates may discontinue their market-making activities as to the notes at any time. To the extent that BofAS or any of its affiliates engages in any market-making activities, it may bid for or offer the notes. Any price at which BofAS or any of its affiliates may bid for, offer, purchase, or sell any notes may differ from our initial estimated value and/or the values determined by pricing models that each may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.
In addition, if at any time any entity were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market and there may be no secondary market at all for the notes. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed, and you should be prepared to hold the notes until maturity.
Many economic and other factors will impact the market value of the notes. The market for, the market value of and the floating interest rate during the floating interest period, the notes may be affected by a number of factors that may either offset or magnify each other, including:
•	the time remaining to maturity of the notes;
•	the aggregate amount outstanding of the notes;
•	our right to redeem the notes on the dates set forth above;
•	the level, direction, and volatility of market interest rates generally (in particular, increases in U.S. interest rates, which may cause the market value of the notes to decrease);
•	general economic conditions of the capital markets in the United States;
•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;
•	our financial condition and creditworthiness; and
•	any market-making activities with respect to the notes.
Conflict-Related Risks
Trading, hedging and business activities by us, the agents and our other or their respective affiliates may create conflicts of interest with you. We, the agents or our or their respective affiliates may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with BofAS or its affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

In addition, in the ordinary course of their business activities, the agents and our other or their respective affiliates may hold and trade our or our affiliates’ debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. The agents and our other or their respective affiliates may also have lending or other capital markets relationships with us. In order to hedge such exposure, they may enter into transactions such as the purchase of credit default swaps or the creation of short positions in our or our affiliates’ securities. With respect to BofAS or its affiliates, such securities may include the notes offered hereby, and any such short positions could adversely affect future trading prices of the notes and the floating interest rate during the floating interest period.
We, the agents or one or more of our other or their respective affiliates may also, at present or in the future, publish research reports with respect to the floating reference rates and movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes and the floating interest rate during the floating interest period.
These trading, hedging and business activities may present a conflict of interest between your interest in the notes and the interests we, the agents and our other or their respective affiliates may have in our or their proprietary accounts, in facilitating transactions for our or their other customers, and in accounts under our or their management.
There are potential conflicts of interest between you and the calculation agent. We have the right to appoint and remove the calculation agent. The calculation agent will, among other things, determine the amount of your payment for any interest payment date on the notes. Our affiliate, Scotia Capital Inc., will serve as the calculation agent. We may change the calculation agent after the issue date without notice to you. For additional information as to the calculation agent’s role, see “Summary of Terms—Calculation Agent” herein. The calculation agent will exercise its judgment when performing its functions and may take into consideration BNS’ ability to unwind any related hedges. Since this discretion by the calculation agent may affect payments on the notes, the calculation agent may have a conflict of interest if it needs to make any such decision.
In addition, and without limiting the generality of the previous paragraph, the calculation agent may, in certain circumstances, choose successor floating reference rates and may make other adjustments to the terms of the notes for any technical, administrative or operational changes (including changes to the timing and frequency of determining the spread differential, the interest payment dates, the interest floor, interest cap and other administrative matters) that it determines are appropriate in light of the successor floating reference rate(s), as discussed further under “Information About the Floating Reference Rates— Discontinuance of a Floating Reference Rate” herein. For the avoidance of doubt, any decision made by the calculation agent will be effective without consent from the holders of the notes or any other party. Potential conflicts of interest may exist between BNS, the calculation agent and holders of the notes. All determinations made by the calculation agent in such a circumstance will be conclusive for all purposes and binding on BNS and holders of the notes. In making these potentially subjective determinations, BNS and/or the calculation agent may have economic interests that are adverse to your interests, and such determinations may adversely affect the value of and return on your notes. Because the continuation of any floating reference rate on the current basis cannot and will not be guaranteed, the calculation agent is likely to exercise more discretion in respect of calculating interest payable on the notes than would be the case in the absence of such a need to select successor floating reference rate(s).

Tax-Related Risks
Your notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. The notes will be treated as a contingent payment debt instruments (“CPDI”) subject to taxation under the “noncontingent bond method.” If you are a U.S. holder, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, regardless of the interest actually paid on the notes during the applicable taxable year. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the taxable disposition of the notes will be taxed as OID. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Material U.S. Federal Income Tax Considerations” below for a more detailed discussion. You should consult your tax advisor with respect to the application of the CPDI provisions and any other applicable tax consequences to you of owning your notes in your particular circumstances.
Uncertain tax treatment. Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your tax situation. See “Material Canadian Income Tax Consequences” and “Material U.S. Federal Income Tax Considerations” in this pricing supplement.

INFORMATION ABOUT THE FLOATING REFERENCE RATES
“CMS30” means, as of any interest determination date, the 30-Year U.S. Dollar ICE Swap Rate, expressed as a percentage, as displayed on Reuters page “ICESWAP1” (or any successor service or page, as determined by the calculation agent) as of 11:00 a.m., New York City time, on such interest determination date. CMS30 measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 30 years. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on a 30/360 day count basis, is exchangeable for a floating 3-month U.S. dollar LIBOR (as defined in the accompanying prospectus supplement) based payment stream that is payable quarterly on an Actual/360 day count basis. 3 month USD LIBOR reflects the rate at which banks lend U.S. dollars to each other for a term of 3 months in the London interbank market without pledging any collateral or security. CMS30 is administered, calculated and maintained by ICE.
“CMS5” means, as of any interest determination date, the 5-Year U.S. Dollar ICE Swap Rate, expressed as a percentage, as displayed on Reuters page “ICESWAP1” (or any successor service or page, as determined by the calculation agent) as of 11:00 a.m., New York City time, on such interest determination date. CMS5 measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 5 years. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on a 30/360 day count basis, is exchangeable for a floating 3-month U.S. dollar LIBOR (as defined in the accompanying prospectus supplement) based payment stream that is payable quarterly on an Actual/360 day count basis. 3 month USD LIBOR reflects the rate at which banks lend U.S. dollars to each other for a term of 3 months in the London interbank market without pledging any collateral or security. CMS5 is administered, calculated and maintained by ICE.
Additional information about CMS rates, including CMS30 and CMS5, may be available on ICE’s website.
The discussion below regarding the unavailability and discontinuance of the CMS Rates supersedes any comparable discussion in the accompanying prospectus supplement.
Unavailability of a Floating Reference Rate
If a floating reference rate is not displayed on the relevant designated screen or page by 11:00 A.M., New York City time, on an interest determination date, then the applicable floating reference rate for that interest determination date will be determined by the calculation agent, taking into account any successor or alternative rate to LIBOR, if applicable. Specifically, if LIBOR has been discontinued at such time, the calculation agent may select an alternative rate for the floating leg of such hypothetical fixed-for-floating U.S. dollar interest rate swap transaction.
As described above, ICE and the FCA announced on March 5, 2021 that all LIBOR settings will either cease to be provided by any benchmark administrator, or no longer be representative immediately after December 31, 2021 for all GBP, EUR, CHF and JPY LIBOR and for one-week and two-month USD LIBOR tenors, and immediately after June 30, 2023 for the remaining USD LIBOR tenors.

Discontinuance of a Floating Reference Rate
If the calculation and publication of a floating reference rate is permanently or indefinitely discontinued, then the calculation agent may identify an alternative rate that it determines represents the same or a substantially similar measure or benchmark as such floating reference rate (a “successor floating reference rate”), then the calculation agent may determine the applicable floating reference rate for that (and any subsequent) interest determination date by reference to such successor floating reference rate. Upon the selection of a successor floating reference rate by the calculation agent pursuant to this paragraph, references in this document to the CMS30, CMS5 or floating reference rate, as applicable, will instead be deemed to refer to the applicable successor floating reference rate for all purposes, including the determination of the applicable floating reference rate (and, therefore, interest payable on the notes). In determining a successor floating reference rate, the calculation agent will give due consideration to any alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including by the Alternative Reference Rates committee or any other committee or working group thereof) and accepted market practice and usage.
If the calculation agent selects a successor floating reference rate, the calculation agent may make any adjustments to the terms of the notes for any technical, administrative or operational changes (including changes to the timing and frequency of determining the spread differential and multiplier, the interest payment dates, the interest floor, interest cap and other administrative matters) that it determines are appropriate in light of the successor floating reference rate(s).

HISTORICAL PERFORMANCE OF THE FLOATING REFERENCE RATES
We obtained the information regarding the historical performance of each floating reference rate below from Bloomberg Professional® service (“Bloomberg”). We have not independently verified the accuracy or completeness of the information obtained from Bloomberg and have not undertaken an independent review or due diligence of the information. The historical performance of any floating reference rate should not be taken as an indication of its future performance. We cannot give you assurance that the performance of the floating reference rates will result in a floating interest rate during the floating interest period in excess of the interest floor.
Historically, each floating reference rate has experienced significant fluctuations. Any historical upward or downward trend in a floating reference rate during any period shown below is not an indication that the interest payable on the notes is more or less likely to increase or decrease at any time during the floating interest period.
CMS30
On June 7, 2021, CMS30 was 1.961%. The graph below sets forth the historical performance of CMS30 from January 1, 2011 through June 7, 2021. Past performance of the CMS30 is not indicative of future performance of the CMS30.

CMS5
On June 7, 2021, CMS5 was 0.867%. The graph below sets forth the historical performance of CMS5 from January 1, 2011 through June 7, 2021. Past performance of the CMS5 is not indicative of future performance of the CMS5.

Spread Differential
The following graph sets forth the historical daily spread between CMS30 and CMS5 from January 1, 2011 through June 7, 2021. On June 7, 2021, the spread differential was 1.094%. Accordingly, if June 7, 2021 were an interest determination date for the notes (which it is not), the floating interest rate for the relevant interest period would be equal to (a) 5.30 times (b) 1.094%, or 5.7982%.
This data is not indicative of the future performance of the difference between CMS30 and CMS5 or what the value of or return on the notes may be. Any historical upward or downward trend in the difference between CMS30 and CMS5 during any period set forth below is not an indication that such difference is more or less likely to increase or decrease in value at any time over the term of the notes or that these represent what the difference would have been on any hypothetical interest determination date.

SUPPLEMENTAL DISCUSSION OF CANADIAN FEDERAL INCOME TAX CONSEQUENCES
The following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as beneficial owner, notes, including entitlements to all payments thereunder, pursuant to this document, and who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Act”) is not, and is not deemed to be, resident in Canada; deals at arm’s length with BNS, and with any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the notes; does not use or hold the notes in a business carried on in Canada; is not a “specified shareholder” and is not a person who does not deal at arm’s length with a “specified shareholder” (as defined for purposes of subsection 18(5) of the Act) of BNS; and does not receive any payment of interest on the notes in respect of a debt or other obligation to pay an amount to a person with whom BNS does not deal at arm’s length (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.
This summary is based upon the current provisions of the Act and an understanding of the current administrative practices and assessing policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Act publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposals”) and assumes that all Proposals will be enacted in the form proposed. However, no assurance can be given that the Proposals will be enacted as proposed or at all. This summary does not otherwise take into account any changes in law or in administrative practices or assessing policies, whether by legislative, administrative or judicial action, nor does it take into account any provincial, territorial or foreign income tax considerations, which may differ from those discussed herein.
This summary is of a general nature only and is not intended to be legal or tax advice to any particular purchaser. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of the notes should consult their tax advisors with respect to their particular circumstances.
Currency Conversion
Generally, for purposes of the Act, all amounts relating to the acquisition, holding or disposition of the notes not denominated in Canadian dollars must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in the relevant exchange rate.
Notes
No Canadian withholding tax will apply to interest or principal paid or credited to a Non-Resident Holder by BNS or to proceeds received by a Non-Resident Holder on the disposition of a note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.
No other tax on income or gains will be payable by a Non-Resident Holder on interest or principal, or on proceeds received by a Non-Resident Holder on the disposition of a note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
General
The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders of the purchase, beneficial ownership and disposition of the notes.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of a note that is:
•	an individual who is a citizen or a resident of the United States, for U.S. federal income tax purposes;
•
a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons, for U.S. federal income tax purposes, have the authority to control all of its substantial decisions.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States for U.S. federal income tax purposes by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year).
This summary is based on interpretations of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may materially and adversely affect the U.S. federal income tax consequences described herein. In addition, this summary addresses only U.S. Holders that purchase notes at initial issuance, and own notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security,” or a “conversion transaction” for U.S. federal income tax purposes or as part of some other integrated investment. This summary does not discuss all of the tax consequences (such as any alternative minimum tax consequences or any consequences to taxpayers subject to special accounting rules under Section 451(b) of the Code) that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; regulated investment companies or real estate investment trusts; small business investment companies; S corporations; partnerships; or investors that hold their notes through a partnership or other entity treated as a partnership for U.S. federal income tax purposes; U.S. Holders whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; retirement plans or other tax-exempt entities, or persons holding the notes in tax-deferred or tax-advantaged accounts; persons that purchase or sell the notes as part of a wash sale for tax purposes; or “controlled foreign corporations” or “passive foreign investment companies” for U.S. federal income tax purposes). This summary also does not address the tax consequences to any holder that is not a U.S. Holder or to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or (except as discussed above under “Supplemental Discussion of Canadian Federal Income Tax Consequences”) non-U.S. tax consequences of the purchase, ownership or disposition of the notes. Investors should consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of notes arising under the laws of any other taxing jurisdiction.

U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes and Payments of Interest
Based on current market conditions, your notes should be treated as contingent payment debt instruments (“CPDI”) subject to taxation under the “noncontingent bond method”. If your notes are so treated, you should generally, for each accrual period, accrue original issue discount (“OID”) equal to the product of (i) the “comparable yield” (adjusted for the length of the accrual period) and (ii) the “adjusted issue price” of the notes at the beginning of the accrual period. This amount is ratably allocated to each day in the accrual period and is includible as ordinary interest income by a U.S. holder for each day in the accrual period on which the U.S. holder holds the CPDI, whether or not the amount of any payment is fixed or determinable in the taxable year. Thus, the noncontingent bond method will result in recognition of income that may differ from interest received on the notes.
In general, the comparable yield of a CPDI is equal to the yield at which we would issue a fixed rate debt instrument with terms and conditions similar to those of the CPDI, including the level of subordination, term, timing of payments, and general market conditions. In general, because similar fixed rate debt instruments issued by us are traded at a price that reflects a spread above a benchmark rate, the comparable yield is the sum of the benchmark rate on the issue date and the spread.
The adjusted issue price at the beginning of each accrual period is generally equal to the issue price of the note plus the amount of OID previously includible in the gross income of the U.S. holder.
In addition to the determination of a comparable yield, the noncontingent bond method requires the construction of a projected payment schedule. The projected payment schedule includes the projected amounts for each contingent payment to be made under the CPDI that are adjusted to produce the comparable yield. We have determined that the comparable yield on the notes is equal to [●]% per annum, compounded semi-annually.
Based on this comparable yield, if you are an initial holder that holds a note until maturity and you calculate your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary interest income from the note, not taking into account any positive or negative adjustments you may be required to take into account based on actual payments on such note:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 Note)	Total Interest Deemed to Have Accrued From Original Issue Date (per $1,000 Note) as of End of Accrual Period
June [16], 2021 through December 31, 2021	$[●]	$[●]
January 1, 2022 through December 31, 2022	$[●]	$[●]
January 1, 2023 through December 31, 2023	$[●]	$[●]
January 1, 2024 through December 31, 2024	$[●]	$[●]
January 1, 2025 through December 31, 2025	$[●]	$[●]
January 1, 2026 through December 31, 2026	$[●]	$[●]

January 1, 2027 through December 31, 2027	$[●]	$[●]
January 1, 2028 through December 31, 2028	$[●]	$[●]
January 1, 2029 through December 31, 2029	$[●]	$[●]
January 1, 2030 through December 31, 2030	$[●]	$[●]
January 1, 2031 through December 31, 2031	$[●]	$[●]
January 1, 2032 through December 31, 2032	$[●]	$[●]
January 1, 2033 through December 31, 2033	$[●]	$[●]
January 1, 2034 through December 31, 2034	$[●]	$[●]
January 1, 2035 through December 31, 2035	$[●]	$[●]
January 1, 2036 through June [16], 2036	$[●]	$[●]
The actual comparable yield and projected payment schedule for the notes will be completed on the pricing date and updated in the pricing supplement. A U.S. holder of the notes is required to use our projected payment schedule to determine its interest accruals and adjustments, unless such holder determines that our projected payment schedule is unreasonable, in which case such holder must disclose its own projected payment schedule in connection with its U.S. federal income tax return and the reason(s) why it is not using our projected payment schedule. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount(s) that we will pay on a note.
If the actual amounts of contingent payments are different from the amounts reflected in the projected payment schedule, a U.S. holder is required to make adjustments in its OID accruals under the noncontingent bond method described above when those amounts are paid. Accordingly, an adjustment arising from a contingent payment during any taxable year that is greater than the assumed amount of such payments during such taxable year is referred to as a “positive adjustment”; such adjustment arising from a contingent payment during a taxable year that is less than the assumed amount of such payments during such taxable year is referred to as a “negative adjustment”. Any positive adjustment for a taxable year is treated as additional OID income of the U.S. holder. Any net negative adjustment reduces any OID on the note for the taxable year that would otherwise accrue. Any excess is then treated as a current-year ordinary loss to the U.S. holder to the extent of OID accrued in prior years.
In general, a U.S. holder’s basis in a CPDI is increased by the projected contingent payments accrued by such holder under the projected payment schedule (as determined without regard to adjustments made to reflect differences between actual and projected payments) and reduced by the projected amount of any contingent payments previously made. Gain on the taxable disposition of a CPDI generally is treated as ordinary income. Loss, on the other hand, is treated as ordinary loss only to the extent of the U.S. holder’s prior net OID inclusions (i.e., reduced by the total net negative adjustments previously allowed to the U.S. holder as an ordinary loss) and capital loss to the extent in excess thereof. However, the deductibility of a capital loss realized on the taxable disposition of a note is subject to limitations. Under the rules governing CPDI, special rules would apply to a person who purchases notes at a price other than the adjusted issue price as determined for tax purposes.
A U.S. holder that purchases a note for an amount other than the public offering price of the note will be required to adjust its OID inclusions to account for the difference. These adjustments will affect the U.S. holder’s basis in the note. Reports to U.S. holders may not include these adjustments. U.S. holders that purchase notes at other than the public offering price should consult their tax advisor regarding these adjustments.
You should consult your tax advisor with respect to the application of the CPDI provisions to the notes.
Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that your notes should be treated in the manner described above.
FATCA
The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.
Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.
Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their notes through a foreign entity) under the FATCA rules.
Medicare Tax on Net Investment Income
U.S. Holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain realized with respect to the notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. You should consult your tax advisor as to the consequences of the 3.8% Medicare tax with respect to your investment in the notes.

Specified Foreign Financial Assets
Certain U.S. Holders that own “specified foreign financial assets” in excess of an applicable threshold may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this reporting obligation to your ownership of the notes.
Backup Withholding and Information Reporting
Interest paid on the notes, and proceeds received from a taxable disposition of the notes, will be subject to information reporting unless you are an “exempt recipient” and may also be subject to backup withholding if you fail to provide certain identifying information (such as an accurate taxpayer number) or meet certain other conditions.
Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.
You should consult your tax advisor as to the federal, state, local and other tax consequences of acquiring, holding and disposing of the notes and receiving payments under the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of BNS).

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Pursuant to the terms of a distribution agreement, SCUSA, an affiliate of ours, will purchase the notes from us at the principal amount and will sell the notes to BofAS at a discount of $25.75 (2.575%) per $1,000 principal amount of the notes. BofAS is a party to the distribution agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” of the accompanying prospectus supplement. BofAS may pay varying selling concessions of up to $25.75 (2.575%) in connection with the distribution of the notes to other registered broker-dealers. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts and/or eligible institutional investors may forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the notes in these accounts and/or for an eligible institutional investor may be as low as $974.25 (97.425%) per $1,000 in principal amount of the notes.
Because SCUSA is an affiliate of BNS, SCUSA has a ‘‘conflict of interest’’ in this offering within the meaning of FINRA Rule 5121. In addition, BNS will receive the gross proceeds from the initial public offering of the notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. SCUSA is not permitted to sell the notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
None of the agents or our other or their respective affiliates are acting as your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon any communication from the agent(s) in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.
BofAS may sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount, subject to the maximum selling concession specified above. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.
BofAS and its affiliates may use this document, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions or market-making transactions. These broker-dealers may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale. BofAS’ or its affiliates’ distribution of this document in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors who purchase the notes from BofAS or its affiliates should not, and will not be authorized to, rely on this document for information regarding BNS or for any purpose other than that described in the immediately preceding sentence.
The agents and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The agents have respectively received, or may in the future receive, customary fees and commissions for these transactions. In addition, in the ordinary course of its business activities, the agents and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. To the extent that the agents or their respective affiliates have a lending relationship with us, they would routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, the agents or their respective affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. With respect to BofAS or its affiliates, such securities may include the notes offered hereby, and any such short positions could adversely affect future trading prices of the notes offered hereby. The agents or their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

CERTAIN ERISA CONSIDERATIONS
Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.
In addition, we, BofAS and certain of our and their respective subsidiaries and affiliates may be each considered a party in interest within the meaning of ERISA, or a disqualified person (within the meaning of Section 4975 of the Code), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which we or any of our affiliates is a party in interest or a disqualified person, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.
Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions include PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain transactions with a person that is a party in interest or disqualified person solely by reason of providing services to Plans or being an affiliate of such a service provider and in connection with which the Plan receives no less, nor pays no more, than adequate consideration (the “Service Provider Exemption”).
Because each of BNS and BofAS may be considered a party in interest or disqualified person with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan's investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not and will not be a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or any plan subject to similar laws or (b) its purchase, holding, and disposition will not constitute or result in a non-exempt prohibited transaction due to the application of a statutory or administrative exemption or such purchase, holding, and disposition will not otherwise be prohibited under ERISA or Section 4975 of the Code or a violation of any similar laws.
Further, any person acquiring or holding the notes on behalf of any plan or with any plan assets shall be deemed to represent on behalf of itself and such plan that (x) the plan is paying no more than, and is receiving no less than, adequate consideration within the meaning of Section 408(b)(17) of ERISA and/or Section 4975(f)(10) of the Code in connection with the transaction or any redemption of the notes, (y) neither us nor BofAS directly or indirectly exercises any discretionary authority or control or renders investment advice or otherwise acts in a fiduciary capacity with respect to the assets of the plan within the meaning of ERISA and/or Section 4975 of the Code and (z) in making the foregoing representations and warranties, such person has applied sound business principles in determining whether fair market value will be paid, and has made such determination acting in good faith.
The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.
In addition, any purchaser that is a Plan or a Plan Asset Entity or that is acquiring the notes on behalf of a Plan or a Plan Asset Entity, including any fiduciary purchasing on behalf of a Plan or Plan Asset entity, will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that (a) none of us, BofAS or any of our or their respective affiliates is a “fiduciary” (under Section 3(21) of ERISA, or under any final or proposed regulations thereunder, or with respect to a governmental, church, or foreign plan under any similar laws) with respect to the acquisition, holding or disposition of the notes, or as a result of any exercise by us or our affiliates of any rights in connection with the notes, (b) no advice provided by us, BofAS or any of our or their respective affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the notes and the transactions contemplated with respect to the notes, and (c) such purchaser recognizes and agrees that any communication from us, BofAS or any of our or their respective affiliates to the purchaser with respect to the notes is not intended by us or any of our affiliates to be impartial investment advice and is rendered in its capacity as a seller of such notes and not a fiduciary to such purchaser. Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.
This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non- exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.